          THIS DOCUMENT IS A COPY OF THE 11-K FILED ON JULY 15, 1999
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K/A

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1998
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _________________ to ___________________

                       Commission file number ____________


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          VTEL Corporation 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                VTEL Corporation
                               108 Wild Basin Road
                               Austin, Texas 78746

VTEL CORPORATION
401(k) PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1998 AND 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator
of the VTEL Corporation 401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the VTEL Corporation 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, the Board of Directors of VTEL Corporation, the Plan's sponsor, merged the Plan with the Compression Labs, Incorporated Savings and Retirement Plan (the "CLI Plan") effective December 31, 1997.


PricewaterhouseCoopers LLP

May 28, 1999

VTEL CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                     CIGNA RETIREMENT SERVICES
                                    ------------------------------------------------------------------------------------------
                                     GUARANTEED      GUARANTEED       CORPORATE        CIGNA          CIGNA          CIGNA

                                    INCOME FUND*  GOV'T SECURITIES    BOND FUND*     LIFETIME 20    LIFETIME 30    LIFETIME 40
                                    ------------  ----------------   ------------    -----------    -----------    -----------
ASSETS

Investments at

   fair market value                  $2,677,152     $   15,994        $1,262,942     $   10,254     $   92,247     $   91,464

Contributions receivable                      --             --                --             --             --             --

Loans receivable                              --             --                --             --             --             --
                                      ----------     ----------        ----------     ----------     ----------     ----------

NET ASSETS
AVAILABLE
   FOR BENEFITS                       $2,677,152     $   15,994        $1,262,942     $   10,254     $   92,247     $   91,464
                                      ==========     ==========        ==========     ==========     ==========     ==========

                                                             CIGNA RETIREMENT SERVICES
                                    -----------------------------------------------------------------------
                                      CIGNA          CIGNA      FIDELITY GROWTH    FOUNDERS    N&B PARTNERS

                                    LIFETIME 50    LIFETIME 60   OPPORTUNITES*      GROWTH*       TRUST*
                                    -----------    -----------  ---------------   ---------   -------------
ASSETS

Investments at

   fair market value                 $    4,444     $   20,037     $4,729,168     $2,466,858     $2,943,396

Contributions receivable                     --             --             --             --             --

Loans receivable                             --             --             --             --             --
                                     ----------     ----------     ----------     ----------     ----------

NET ASSETS
AVAILABLE
   FOR BENEFITS                      $    4,444     $   20,037     $4,729,168     $2,466,858     $2,943,396
                                     ==========     ==========     ==========     ==========     ==========




* Identifies investments that represent 5% or more of net assets available for benefits.



  The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(CONTINUED)
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                          CIGNA RETIREMENT SERVICES
                            ---------------------------------------------------------------------------------------------
                               INVESCO           LAZARD         JANUS       STATE STREET   SMALL COMPANY       TEMPLETON

                            TOTAL RETURN*        EQUITY       WORLDWIDE*    RUSSELL 3000*    STOCK FUND         FOREIGN
                            -------------     -----------     -----------   -------------  --------------     -----------

ASSETS

Investments at

   fair market value          $ 2,462,497     $    78,155     $ 1,315,760     $ 1,847,679     $ 2,452,755     $ 1,034,136

Contributions receivable               --              --              --              --              --              --

Loans receivable                       --              --              --              --              --              --
                              -----------     -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE

   FOR BENEFITS               $ 2,462,497     $    78,155     $ 1,315,760     $ 1,847,679     $ 2,452,755     $ 1,034,136
                              ===========     ===========     ===========     ===========     ===========     ===========

                                                          CIGNA RETIREMENT SERVICES
                            -------------
                            SMALL COMPANY        VTEL

                            STOCK GROWTH         STOCK         RECEIVABLE        LOANS           TOTAL
                            -------------     -----------     -----------     -----------     -----------

ASSETS

Investments at

   fair market value          $   120,272     $    77,607     $        --     $        --     $23,702,817

Contributions receivable               --              --          61,793              --          61,793

Loans receivable                       --              --              --         785,985         785,985
                              -----------     -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE

   FOR BENEFITS               $   120,272     $    77,607     $    61,793     $   785,985     $24,550,595
                              ===========     ===========     ===========     ===========     ===========




* Identifies investments that represent 5% or more of net assets available for benefits.



  The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR
BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                           FIDELITY ADVISORS FUNDS
                                      --------------------------------------------------------------------------------
                                      DAILY MONEY       LIMITED TERM      INCOME &    GROWTH OPPOR-   EQUITY PORTFOLIO
                                         FUND             BOND FUND     GROWTH FUND*  TUNITIES FUND*    GROWTH FUND*
                                      -----------       ------------    -----------   -------------   ----------------
ASSETS

Cash                                  $         -       $         -    $          -    $          -      $         -

Investments at
  fair market value                       539,577           692,989       1,368,498       4,120,909        3,549,958

Contributions receivable                        -                 -               -               -                -

Dividends & interest receivable                 -                 -               -          20,386           32,245

Loans receivable                                -                 -               -               -                -
                                      -----------       -----------    ------------    ------------      -----------


NET ASSETS AVAILABLE
  FOR BENEFITS                        $   539,577       $   692,989    $  1,368,498    $  4,141,295      $ 3,582,203
                                      ===========       ===========    ============    ============      ===========



                                       FIDELITY
                                       ADVISORS
                                         FUNDS
                                     -------------
                                       OVERSEAS
                                         FUND            RECEIVABLE      OTHER**           LOANS             TOTAL
                                     ------------       -----------    ------------    ------------      -----------
ASSETS

Cash                                  $         -       $         -    $  9,319,247    $          -     $  9,319,247

Investments at
  fair market value                       833,955                 -               -               -       11,105,886

Contributions receivable                        -            40,890               -               -           40,890

Dividends & Interest receivable                 -                 -               -               -           52,631

Loans receivable                                -                 -               -         558,809          558,809
                                      -----------       -----------    ------------    ------------     ------------


NET ASSETS AVAILABLE
  FOR BENEFITS                        $   833,955       $    40,890    $  9,319,247    $    558,809     $ 21,077,463
                                      ===========       ===========    ============    ============     ============

* Identifies investments that represent 5% or more of net assets available for benefits.

** Identifies investments transferred in as of December 31, 1997 from the Compressions Labs, Inc. Savings and Retirement Plan (Note 1).



   The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                      FIDELITY ADVISOR FUNDS
                                      -------------------------------------------------------------------------------------------
                                      DAILY MONEY   LIMITED TERM    INCOME &      GROWTH OPPOR-    EQUITY PORTFOLIO     OVERSEAS
                                          FUND        BOND FUND    GROWTH FUND    TUNITIES FUND       GROWTH FUND         FUND
                                      -----------    -----------   -----------    -------------    ----------------   -----------
ADDITIONS
Employee contributions                $        --    $        --   $        --      $        --      $        --      $        --
                                      -----------    -----------   -----------      -----------      -----------      -----------
                                               --             --            --               --               --               --
Income:
Interest & dividends                          279            374           734            2,213            1,896              447
Net realized & unrealized
   gains/(losses)                          (4,849)         5,230         1,504           (9,760)         (41,662)           1,044
Interfund transfers                            --             --            --               --               --               --
Transfer of assets to new
   trustee (Note 1)                      (535,007)      (698,593)   (1,370,736)      (4,133,748)      (3,542,437)        (835,446)
Loan repayments - principal                    --             --            --               --               --               --
                                      -----------    -----------   -----------      -----------      -----------      -----------
    Total additions                      (539,577)      (692,989)   (1,368,498)      (4,141,295)      (3,582,203)        (833,955)
                                      -----------    -----------   -----------      -----------      -----------      -----------

DEDUCTIONS
Withdrawals                                    --             --            --               --               --               --
New participant loans                          --             --            --               --               --               --
Administrative expenses                        --             --            --               --               --               --
                                      -----------    -----------   -----------      -----------      -----------      -----------

    Total deductions                           --             --            --               --               --               --
                                      -----------    -----------   -----------      -----------      -----------      -----------

Net increase (decrease)                  (539,577)      (692,989)   (1,368,498)      (4,141,295)      (3,582,203)        (833,955)

Net assets available for benefits
   at the beginning of the year           539,577        692,989     1,368,498        4,141,295        3,582,203          833,955
                                      -----------    -----------   -----------      -----------      -----------      -----------

Net assets available for benefits
   at the end of the year             $        --    $        --   $        --      $        --      $        --      $        --
                                      ===========    ===========   ===========      ===========      ===========      ===========

                                                  CIGNA RETIREMENT SERVICES
                                      --------------------------------------------
                                       GUARANTEED    GUARANTEED        CORPORATE
                                      INCOME FUND  GOV'T SECURITIES     BOND FUND
                                      -----------  ----------------    -----------
ADDITIONS
Employee contributions                $   202,865     $    23,974      $   126,982
                                      -----------     -----------      -----------
                                          202,865          23,974          126,982
Income:
Interest & dividends                      127,139             496            2,963
Net realized & unrealized
   gains/(losses)                              --              --           71,788
Interfund transfers                       270,286             (26)         104,368
Transfer of assets to new
   trustee (Note 1)                     2,577,366              --        1,106,157
Loan repayments - principal                17,120             591           10,505
                                      -----------     -----------      -----------
    Total additions                     3,194,776          25,035        1,422,763
                                      -----------     -----------      -----------

DEDUCTIONS
Withdrawals                               495,683              --          142,531
New participant loans                      21,269           9,012           16,941
Administrative expenses                       672              29              349
                                      -----------     -----------      -----------

    Total deductions                      517,624           9,041          159,821
                                      -----------     -----------      -----------

Net increase (decrease)                 2,677,152          15,994        1,262,942

Net assets available for benefits
   at the beginning of the year                --              --               --
                                      -----------     -----------      -----------

Net assets available for benefits
   at the end of the year             $ 2,677,152     $    15,994      $ 1,262,942
                                      ===========     ===========      ===========



   The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                 CIGNA Retirement Services
                                        ---------------------------------------------------------------------------
                                           CIGNA           CIGNA           CIGNA           CIGNA           CIGNA
                                        Lifetime 20     Lifetime 30     Lifetime 40     Lifetime 50     Lifetime 60
                                        -----------     -----------     -----------     -----------     -----------
ADDITIONS
Employee contributions                  $     2,633     $    28,942     $    32,375     $     5,763     $       296
                                        -----------     -----------     -----------     -----------     -----------
                                              2,633          28,942          32,375           5,763             296

Income:
   Interest & dividends                         127             211             470              -               -
   Net realized & unrealized
      gains/(losses)                            613           4,943          10,237             516           1,194
Interfund transfers                           6,413          57,405          46,603           1,994          18,547
Transfer of assets to new
      trustee (Note 1)                           -               -               -               -               -
Loan repayments - principal                     468             746           3,801              -               -
                                        -----------     -----------     -----------     -----------     -----------
      Total additions                        10,254          92,247          93,486           8,273          20,037
                                        -----------     -----------     -----------     -----------     -----------

DEDUCTIONS
Withdrawals                                      -               -               -            3,829              -
New participant loans                            -               -            1,924              -               -
Administrative expenses                          -               -               98              -               -
                                        -----------     -----------     -----------     -----------     -----------
      Total deductions                           -               -            2,022           3,829              -
                                        -----------     -----------     -----------     -----------     -----------
Net increase (decrease)                      10,254          92,247          91,464           4,444          20,037

Net assets available for benefits
   at the beginning of the year                  -               -               -               -               -
                                        -----------     -----------     -----------     -----------     -----------

Net assets available for benefits
   at the end of the year               $    10,254     $    92,247     $    91,464     $     4,444     $    20,037
                                        ===========     ===========     ===========     ===========     ===========

                                                                 CIGNA Retirement Services
                                        ---------------------------------------------------------------------------
                                          Fidelity                            N&B
                                           Growth          Founders        Partners         Invesco          Lazard
                                        Opportunities       Growth           Trust        Total Return       Equity
                                        -------------     -----------     -----------     ------------     -----------
ADDITIONS
Employee contributions                  $     767,109     $   297,452     $   550,982     $    316,913     $    18,769
                                        -------------     -----------     -----------     ------------     -----------
                                              767,109         297,452         550,982          316,913          18,769

Income:
   Interest & dividends                        12,055           2,950          12,849            5,965             288
   Net realized & unrealized
      gains/(losses)                        1,001,382         422,161         316,306          339,816             910
Interfund transfers                          (540,165)        353,407        (890,387)        (278,552)         59,234
Transfer of assets to new
      trustee (Note 1)                      4,133,748       1,582,310       3,542,437        2,577,360              -
Loan repayments - principal                    56,133          30,251          41,070           29,560             966
                                        -------------     -----------     -----------     ------------     -----------
      Total additions                       5,430,262       2,688,531       3,573,257        2,991,062          80,167
                                        -------------     -----------     -----------     ------------     -----------

DEDUCTIONS
Withdrawals                                   606,460         176,663         554,465          490,940           2,012
New participant loans                          93,359          44,509          74,490           37,085              -
Administrative expenses                         1,275             501             906              540              -
                                        -------------     -----------     -----------     ------------     -----------
      Total deductions                        701,094         221,673         629,861          528,565           2,012
                                        -------------     -----------     -----------     ------------     -----------
Net increase (decrease)                     4,729,168       2,466,858       2,943,396        2,462,497          78,155

Net assets available for benefits
   at the beginning of the year                    -               -               -               -               -
                                        -------------     -----------     -----------     ------------     -----------

Net assets available for benefits
   at the end of the year               $   4,729,168     $ 2,466,858     $ 2,943,396     $  2,462,497     $    78,155
                                        =============     ===========     ===========     ============     ===========


   The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS, WITH FUND INFORMATION (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                              CIGNA RETIREMENT SERVICES
                                     ---------------------------------------------------------------------------------
                                                    STATE STREET         SMALL                               SMALL
                                       JANUS           RUSSELL          COMPANY          TEMPLETON          COMPANY
                                     WORLDWIDE          3000           STOCK FUND         FOREIGN         STOCK GROWTH
                                    -----------     ------------       ----------        ---------        ------------

ADDITIONS

Employee contributions              $   345,368     $   251,897         $   368,005       $   202,986       $  39,548
                                    -----------     -----------         -----------       -----------       ---------
                                        345,368         251,897             360,005           202,986          39,548

Income:
  Interest & dividends                    3,416           3,344               2,755             2,432             152
  Net realized & unrealized
    gains/(losses)                       23,810         304,464             252,072           (10,811)         (8,355)
Interfund transfers                     953,183         372,746            (100,449)         (492,772)         89,464
Transfer of assets to new
  trustee (Note 1)                           --         957,042           2,156,290         1,516,279              --
Loan repayments - principal              26,404          24,651               8,406            12,543             855
                                    -----------     -----------         -----------       -----------       ---------
  Total additions                     1,352,181       1,914,144           2,687,079         1,230,657         121,664
                                    -----------     -----------         -----------       -----------       ---------

DEDUCTIONS

Withdrawals                                 880          31,319             209,136           187,964             869
New participant loans                    35,346          34,915              24,758             8,381             499
Administrative expenses                     195             231                 430               176              24
                                    -----------     -----------         -----------       -----------       ---------
  Total deductions                       36,421          66,465             234,324           196,521           1,392
                                    -----------     -----------         -----------       -----------       ---------

Net increase (decrease)               1,315,760       1,847,679           2,452,755         1,034,136         120,272

Net assets available for benefits
  at the beginning of the year               --              --                  --                --              --
                                    -----------     -----------         -----------       -----------       ---------

Net assets available for benefits
  at the end of the year            $ 1,315,760     $ 1,847,679         $ 2,452,755       $ 1,034,136       $ 120,272
                                    ===========     ===========         ===========       ===========       =========


                                        VTEL
                                       STOCK         RECEIVABLE          OTHER             LOANS             TOTAL
                                    -----------     ------------       ----------        ---------        ------------

ADDITIONS

Employee contributions              $    20,220     $    61,793        $        --      $        --        $ 3,664,872
                                    -----------     -----------        -----------      -----------        -----------
                                         20,220          61,793                 --               --          3,664,872

Income:
  Interest & dividends                      115              --             13,990               --            197,660
  Net realized & unrealized
    gains/(losses)                     (113,256)             --             33,573               --          2,602,870
Interfund transfers                      28,052         (40,890)           (18,461)              --                 --
Transfer of assets to new
  trustee (Note 1)                      148,143              --         (9,346,504)         165,339                 --
Loan repayments - principal                 336              --                 --         (264,406)                --
                                    -----------     -----------        -----------      -----------        -----------

  Total additions                        83,610          20,903         (9,317,402)         (99,067)         6,465,402
                                    -----------     -----------        -----------      -----------        -----------

DEDUCTIONS

Withdrawals                               3,896              --                 --           78,305          2,984,952
New participant loans                     2,060              --                 --         (404,548)                --
Administrative expenses                      47              --              1,845               --              7,318
                                    -----------     -----------        -----------      -----------        -----------

  Total deductions                        6,003              --              1,845         (326,243)         2,992,270
                                    -----------     -----------        -----------      -----------        -----------

Net increase (decrease)                  77,607          20,903         (9,319,247)         227,176          3,473,132

Net assets available for benefits
  at the beginning of the year               --          40,890          9,319,247          558,809         21,077,463
                                    -----------     -----------        -----------      -----------        -----------

Net assets available for benefits
  at the end of the year            $    77,607     $    61,793        $        --      $   785,985        $24,550,595
                                    ===========     ===========        ===========      ===========        ===========


   The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
  BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                      FIDELITY ADVISOR FUNDS
                                    --------------------------------------------------------------------------------------
                                    DAILY MONEY     LIMITED TERM        INCOME &         GROWTH OPPOR-    EQUITY PORTFOLIO
                                       FUND          BOND FUND         GROWTH FUND       TUNITIES FUND       GROWTH FUND
                                    -----------     ------------       -----------       -------------    ----------------

ADDITIONS

Employee contributions              $    79,510     $   114,377         $   221,250       $   655,822        $   554,091

Income:
  Interest & dividends                   45,259          39,269             131,878           293,046            430,207
  Net realized & unrealized
    gains/(losses)                           --           6,401             116,729           663,746            252,011
Interfund transfers                      20,166          26,431             (14,559)          (43,949)            87,692
Transfer of assets from CLI
  plan (Note 1)                              --              --                  --                --                 --
Loan repayments - principal              20,762          12,085              28,360            73,948             60,129
                                    -----------     -----------         -----------       -----------       ------------
  Total additions                       165,697         198,563             483,658         1,642,613          1,384,130
                                    -----------     -----------         -----------       -----------       ------------

DEDUCTIONS

Withdrawals                             620,727          66,786             103,541           405,052            334,292
New participant loans                    15,343          30,247              46,343           172,498             74,382
                                    -----------     -----------         -----------       -----------       ------------
  Total deductions                      636,070          97,033             149,884           577,550            408,674
                                    -----------     -----------         -----------       -----------       ------------

Net increase (decrease)                (470,373)        101,530             333,774         1,065,063            975,456

Net assets available for benefits
  at the beginning of the year        1,009,950         591,459           1,034,724         3,076,232          2,606,747
                                    -----------     -----------         -----------       -----------       ------------

Net assets available for benefits
  at the end of the year            $   539,577     $   692,989         $ 1,368,498       $ 4,141,295       $  3,582,203
                                    ===========     ===========         ===========       ===========       ============

                                    FIDELITY ADVISOR FUNDS
                                    ----------------------
                                           OVERSEAS
                                             FUND         RECEIVABLE          OTHER             LOANS             TOTAL
                                         -----------     ------------       ----------        ---------        ------------

ADDITIONS

Employee contributions                   $   176,236     $    40,890        $        --      $        --        $ 1,842,176

Income:
  Interest & dividends                        57,911              --                 --               --            997,570
  Net realized & unrealized
    gains/(losses)                            32,391              --                 --               --          1,071,278
Interfund transfers                          (75,781)             --                 --               --                 --
Transfer of assets from CLI
  plan (Note 1)                                   --              --          9,319,247               --          9,319,247
Loan repayments - principal                   29,834              --                 --         (225,118)                --
                                         -----------     -----------        -----------      -----------        -----------

  Total additions                            220,591          40,890          9,319,247         (225,118)        13,230,271
                                         -----------     -----------        -----------      -----------        -----------

DEDUCTIONS

Withdrawals                                  113,904              --                 --            8,737          1,653,039
New participant loans                         29,063              --                 --         (367,876)                --
                                         -----------     -----------        -----------      -----------        -----------
  Total deductions                           142,967              --                 --         (359,139)         1,653,039
                                         -----------     -----------        -----------      -----------        -----------

Net increase (decrease)                       77,624          40,890          9,319,247          134,021         11,577,232

Net assets available for benefits
  at the beginning of the year               756,331              --                 --          424,788          9,500,231
                                         -----------     -----------        -----------      -----------        -----------

Net assets available for benefits
  at the end of the year                 $   833,955     $    40,890        $ 9,319,247      $   558,809        $21,077,463
                                         ===========     ===========        ===========      ===========        ===========


   The accompanying notes are an integral part of these financial statements.

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



1.       DESCRIPTION OF PLAN:

         The following description of the VTEL Corporation (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

         GENERAL
         The Plan is a defined contribution retirement plan covering all regular employees of the Company who are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         PLAN MERGER
         Effective December 31, 1997, the Company merged its Plan with the assets of Compression Labs, Inc. Savings and Retirement Plan as a result of the Company's merger with Compression Labs, Inc. ("CLI") which occurred on May 23, 1997. All assets from the CLI Savings and Retirement Plan were transferred into the Company's Plan as of December 31, 1997.

         Effective December 31, 1997, the Company changed to a new service provider. The service organization provides both recordkeeping and trustee services for the Company. The Company began the transfer of all Plan assets, amounting to over $21 million, to the new trustee on January 5, 1998 and completed the transfer on February 25, 1998.

         CONTRIBUTIONS
         Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Participants may contribute up to 20% of their annual wages subject to limitations as provided by the Internal Revenue Code. The Company may make matching contributions up to specified amounts at its discretion. The Company has not made matching contributions since the Plan's inception.

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING
         Participants are 100% vested in their voluntary contributions plus actual earnings thereon. Should the Company decide to match contributions, the contributions would vest based on years of service completed by participants.

         PARTICIPANT LOANS
         Upon written application of a participant and approval by the Plan's Advisory Committee, the Plan may make a loan to a participant. The amount of the loan may not be less than $1,000 and may not be greater than the lesser of $50,000 or 50% of the participant's vested balance. These loans are secured by the balance of the

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         participant's account and bear interest at a rate commensurate with local rates for similar loans.

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


         TERMINATION OF EMPLOYMENT
         If a participant's employment terminates and the total vested account balance is not greater than $5,000, the participant will receive a distribution of the value of the vested portion of the account balance.

         In the event that the vested account balance is greater than $5,000, the participant may elect to receive a distribution of the vested amount. If the participant does not elect to receive a distribution, the vested portion will continue to be maintained in accordance with the Plan until such time as the participant attains age 65. At that time, a distribution may be made to the participant.

         There were no significant termination distribution amounts which had been approved and processed prior to year-end, but not yet paid at that date.

         PLAN TERMINATION
         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         METHOD OF ACCOUNTING
         The Plan's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         INVESTMENTS
         Plan investments are stated at fair market value. The fair market value of investments, other than loans, is based on the net asset value quoted in an active market as of the last business day of the Plan year. Net appreciation/depreciation in fair market value of investments consists of realized gains or losses and unrealized appreciation/depreciation on those investments. Participant loans are stated at cost, which approximates fair market value.

         EXPENSES
         Certain expenses incidental to the administration of the Plan are paid by the Company. The total of these expenses were $32,876 and $30,715 for December 31, 1998 and 1997, respectively. These consist primarily of recordkeeping and audit fees for the Plan. These fees do not include any allocation of payroll or overhead costs incurred by the Plan or the Company.

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         RISKS AND UNCERTAINTIES
         Financial instruments which potentially subject the Plan to concentrations of credit risk consist primarily of securities in which the Plan invests. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

3.       DESCRIPTION OF INVESTMENT FUNDS:

         Prior to December 31, 1997, a participant, upon enrollment in the Plan, could direct contributions in any of the following six Fidelity Advisor investment options:

         Fidelity Advisor Daily Money Fund: Funds are invested in high-quality U.S. government securities and repurchase agreements backed by the U.S. government.

         Fidelity Advisor Limited Term Bond Fund: Funds are invested primarily in corporate bonds rated high or upper-medium quality by such rating agencies as Standard & Poor's Corporation and Moody's Investors Services, Inc., as well as U.S. government or agency obligations.

         Fidelity Advisor Income & Growth Fund: Funds are invested primarily in common stock, securities convertible into common stocks and debt obligations of varying maturities and quality ratings.

         Fidelity Advisor Growth Opportunities Fund: Funds are invested in common and preferred stocks, securities convertible into common stock, bonds and foreign securities.

         Fidelity Advisor Equity Portfolio Growth: Funds are invested in common and preferred stocks, securities convertible into common stock and, to a lesser degree, bonds and foreign securities.

         Fidelity Advisor Overseas Fund: Funds are invested primarily in common and preferred stock of foreign corporations, as well as debt securities.

         As of December 31, 1997, the Plan was amended, allowing a participant to direct subsequent employee contributions in any of the following nineteen investment options:

         CIGNA Guaranteed Income Fund: Funds are invested in a diversified portfolio of high quality, fixed income instruments.

         CIGNA Guaranteed Government Securities Fund: Funds are invested in short-term, guaranteed government securities.

         CIGNA Corporate Bond Fund: Funds are invested primarily in investment-grade, publicly traded U.S. dollar-dominated corporate bonds.

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         CIGNA Lifetime 20: Funds are invested in a balanced portfolio of bonds, stocks, and cash equivalent investments, depending on progressive age groups (age 20 to 29), time horizons (time frame 35 to 45 years) and investment risk tolerance.

         CIGNA Lifetime 30: Funds are invested in a balanced portfolio of bonds, stocks, and cash equivalent investments, depending on progressive age groups (age 30 to 39), time horizons (time from 25 to 35 years) and investment risk tolerance.

         CIGNA Lifetime 40: Funds are invested in a balanced portfolio of bonds, stocks, and cash equivalent investments, depending on progressive age groups (age 40 to 49), time horizons (time frame 15 to 25 years) and investment risk tolerance.

         CIGNA Lifetime 50: Funds are invested in a balanced portfolio of bonds, stocks, and cash equivalent investments, depending on progressive age groups (age 50 to 59), time horizons (time frame 5 to 15 years) and investment risk tolerance.

         CIGNA Lifetime 60: Funds are invested in a balanced portfolio of bonds, stocks, and cash equivalent investments, depending on progressive age groups (age 60 to 69), time horizons (time frame less than 5 years) and investment risk tolerance.

         Fidelity Advisors Growth Opportunities Fund: Funds are invested in common and preferred stocks, securities convertible into common stock and, to a lesser degree, bonds and foreign securities.

         Founders Growth: Funds are invested in common and preferred stocks, securities convertible into common stock, bonds, foreign securities and, to a lesser degree, currency exchange contracts and repurchase agreements.

         Neuberger & Berman Partners Trust: Funds are invested in common stocks of established medium to large capitalization companies.

         Invesco Total Return Fund: Funds are invested in a combination of equity and fixed income securities.

         Lazard Equity Portfolio Account: Funds are invested primarily in the equity securities of companies with relatively large capitalizations that the portfolio managers believe are inexpensively priced relative to the return on total capital or equity.

         Janus Worldwide: Funds are invested primarily in common stocks of foreign and domestic issuers.

         State Street Russell 3000 Fund: Funds are invested primarily in the equity securities of the largest 3,000 U.S. companies.

         CIGNA Charter Small Company Stock Fund: Funds are invested in the common stocks of small companies with market capitalizations of less than $1 billion at the time of initial purchase, with emphasis on stocks with market capitalizations under $600 million, that are undervalued by the market.

VTEL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

         Templeton Foreign: Funds are invested primarily in common stocks, including American, European and Global Depository Receipts.

         CIGNA Charter Small Company Stock Growth Fund: Funds are invested primarily in common and preferred stocks of U.S. companies with market capitalizations between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

         VTEL Common Stock: Funds are invested in VTEL Corporation's common stock.

4.       RELATED PARTY TRANSACTIONS:

         Certain Plan investments are units of funds managed by CIGNA Retirement and Investment Services ("CIGNA"). CIGNA is the trustee as defined by the Plan and, therefore, these transactions quality as party-in-interest. Fees paid by the employer for the investment management services amounted to $20,876 for the year ended December 31, 1998.

5.       INCOME TAXES:

         Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and, therefore, the Plan is exempt from taxation under section 501(a). Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Plan are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

         The Plan received a favorable determination letter dated March 31, 1995 from the Internal Revenue Service concerning the March 1993 Plan amendment. The Plan Administrator filed for a new determination letter in April 1999 for the newly merged Plan.


                                     * * *

                             ADDITIONAL INFORMATION

VTEL CORPORATION 401(k) PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                         DESCRIPTION OF INVESTMENT
   IDENTITY OF ISSUER BORROWER, LESSOR                INCLUDING MATURITY DATE, RATE OF                         CURRENT
         OR SIMILAR PARTY                                   INTEREST OR PAR VALUE                  COST         VALUE
----------------------------------------------  ---------------------------------------------  ------------  ------------

Connecticut General Life Insurance Company      CIGNA Guaranteed Income Fun;
                                                101,754 units, unit value $26.31               $  2,677,152  $  2,677,152

Connecticut General Life Insurance Company      CIGNA Guaranteed Government
                                                Securities; 1,257 units, unit value $12.72           15,994        15,994

Connecticut General Life Insurance Company      CIGNA Corporate Bond Fund;
                                                111,666 units, unit value $11.31                  1,199,764     1,262,942

Connecticut General Life Insurance Company      CIGNA Lifetime 20; 542 units,
                                                unit value $18.92                                     9,642        10,254

Connecticut General Life Insurance Company      CIGNA Lifetime 30; 4,907 units,
                                                unit value 18.80                                     87,082        92,247

Connecticut General Life Insurance Company      CIGNA Lifetime 40; 5,017 units,
                                                unit value $18.23                                    83,310        91,464

Connecticut General Life Insurance Company      CIGNA Lifetime 50; 250 units,
                                                unit value $17.80                                     4,136         4,444

Connecticut General Life Insurance Company      CIGNA Lifetime 60; 1,232 units,
                                                unit value $16.27                                    18,843        20,037

Connecticut General Life Insurance Company      Fidelity Advisors Growth Opportunities;
                                                60,755 units, unit value $21.52                   3,869,850     4,729,168

Connecticut General Life Insurance Company      Founders Growth; 90,527 units,
                                                unit value $27.25                                 2,085,894     2,466,858

Connecticut General Life Insurance Company      Neuberger & Berman Partners Trust;
                                                136,775 units, unit value $21.52                  2,735,365     2,943,396

Connecticut General Life Insurance Company      Invesco Total Return Fund; 62,579 units,
                                                unit value $39.35                                 2,193,817     2,462,497

Connecticut General Life Insurance Company      Lazard Equity Portfolio Account;
                                                2,786 units, unit value $28.05                       74,661        78,155

Connecticut General Life Insurance Company      Janus Worldwide; 24,169 units,
                                                unit value $54.44                                 1,249,236     1,315,760

Connecticut General Life Insurance Company      State Street Russell 3000 Fund;
                                                99,821 units, unit value $18.51                   1,567,434     1,847,679

Connecticut General Life Insurance Company      CIGNA Charter Small Company Stock
                                                Fund; 219,978 units, unit value $11.15            2,223,696     2,452,755

Connecticut General Life Insurance Company      Templeton Foreign; 94,098 units,
                                                unit value $10.99                                 1,076,672     1,034,136

Connecticut General Life Insurance Company      CIGNA Charter Small Company Stock
                                                Growth Fund; 11,700 units,
                                                unit value $10.28                                   124,483       120,272

Connecticut General Life Insurance Company      VTEL Common Stock; 30,315 units,
                                                unit value $2.56                                    167,014        77,607

Participant Loans                               Loaned funds of various maturities (1999-
                                                2012) and rates from 7.75% to 10.50%                785,985       785,985
                                                                                               ------------  ------------
                                                                                               $ 22,250,030  $ 24,488,802
                                                                                               ============  ============

VTEL CORPORATION 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                               PURCHASE        SELLING       COST OF      NET GAIN/
        IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSETS          PRICE          PRICE         ASSET        (LOSS)
------------------------------------------    -----------------------------   -----------    -----------   -----------    ---------
PURCHASES:

Connecticut General Life Insurance Company    CIGNA Guaranteed Income Fund    $ 3,405,625    $      --     $ 3,405,625    $    --

Connecticut General Life Insurance Company    CIGNA Corporate Bond Fund         1,558,085           --       1,558,085         --

Connecticut General Life Insurance Company    Fidelity Advisors Growth
                                                Opportunities Fund              5,334,437           --       5,334,437         --

Connecticut General Life Insurance Company    Founders Growth                   2,595,359           --       2,595,359         --

Connecticut General Life Insurance Company    Neuberger & Berman Partners
                                                Trust                           4,287,962           --       4,287,962         --

Connecticut General Life Insurance Company    Invesco Total Return Fund         3,065,986           --       3,065,986         --

Connecticut General Life Insurance Company    Janus Worldwide                   1,610,980           --       1,610,980         --

Connecticut General Life Insurance Company    Templeton Foreign                 1,767,744           --       1,767,744         --

Connecticut General Life Insurance Company    State Street Russell 3000 Fund    1,827,863           --       1,827,863         --

Connecticut General Life Insurance Company    CIGNA Charter Small Company       2,708,047           --       2,708,047         --

SALES:

Connecticut General Life Insurance Company    CIGNA Guaranteed Income Fund           --          852,010       852,010         --

Connecticut General Life Insurance Company    CIGNA Corporate Bond Fund              --          366,930       358,320        8,610

Connecticut General Life Insurance Company    Fidelity Advisors Growth
                                                Opportunities Fund                   --        1,613,584     1,464,587      148,997

Connecticut General Life Insurance Company    Founders Growth                        --          550,662       509,465       41,197

Connecticut General Life Insurance Company    Neuberger & Berman Partners
                                                Trust                                --        1,660,872     1,552,597      108,275

Connecticut General Life Insurance Company    Invesco Total Return Fund              --          943,306       872,170       71,136

Connecticut General Life Insurance Company    Janus Worldwide                        --          326,030       361,744      (35,714)

Connecticut General Life Insurance Company    Templeton Foreign                      --          722,798       691,073       31,725

Connecticut General Life Insurance Company    State Street Russell 3000 Fund         --          284,648       260,429       24,219

Connecticut General Life Insurance Company    CIGNA Charter Small Company
                                                Stock Growth Fund                    --          507,364       484,351       23,013

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            VTEL Corporation 401(k) Plan


Date: July 14, 1999                         /s/ Paul Tesluk
                                            -----------------------------------
                                            Paul Tesluk
                                            Plan Advisor

                                  EXHIBIT INDEX


Exhibit
Number                        Document Description
-------                       --------------------

23(b)               Consent of PricewaterhouseCoopers LLP